UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 13, 2026

Commission File Number: 001-43201

Mako Mining Corp.
(Translation of registrant's name into English)

Suite 700-838 West Hastings Street
Vancouver, British Columbia,
Canada V6C 0A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibit	Description
99.1	Press Release Dated November 13: Mako Announces Q3 2026 Financial Results

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Mako Mining Corp.

Date: November 13, 2026	By:	/s/ Akiba Leisman
	Name:	Akiba Leisman
	Title:	Chief Executive Officer